Mail Stop 3010

September 21, 2009

<u>Via U.S. Mail and Facsimile 281.419.1114</u>

Mr. John S. Ippolito
Chief Executive Officer
Epic Energy Resources, Inc.
1450 Lake Robbins
Suite 160
The Woodlands, TX 77494

> **Re: Epic Energy Resources, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 15, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed September 19, 2009**
> **File No. 000-31357**

Dear Mr. Ippolito:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant